UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (B3: VIVT3; NYSE: VIV) (“Company”), in the form and for the purposes of Article 157, paragraph 4, of Law No. 6,404, of December 15th, 1976, as amended (“Corporate Law”), and pursuant to CVM Resolution No. 44, of August 23rd, 2021, hereby informs its shareholders and the market in general that in continuity to the Material Fact disclosed on November 8th, 2023, at the Extraordinary Shareholders’ Meeting held on this date (“ESM”), the proposal for a reduction in the Company's capital stock in the amount of R$1,500,000,000.00 was approved, without the cancellation of shares, pursuant to Article 173 of the Corporation Law, with no changes in the number of shares and the percentage of shareholders’ participation in the Company’s share capital (“Reduction”). Consequently, the Company's capital stock will be changed from R$63,571,415,865.09 to R$62,071,415,865.09.

The Reduction will be made through a reimbursement to shareholders, in local currency, in the amount of R$0.90766944153 per common share issued by the Company, considering the number of common shares issued by the Company outstanding on this date, which already reflects the cancellation of certain shares issued by the Company held in treasury, carried out on December 22, 2023, according to the Material Fact disclosed on December 26, 2023. Due to the Company's Share Buyback Program, said amount per common share may change considering the Company's shareholding base to be verified on April 10, 2024.

Thus, the shareholding position to be considered to receive the resources resulting from the Reduction will be provided for in the Company's records at the end of April 10th, 2024, and, after this date, the shares issued by the Company will be considered ex-reimbursement rights.

The resources resulting from the Reduction will be paid in a single installment, until July 31, 2024, on a date yet to be determined by the Company's Management, to each shareholder individually and in proportion to their respective participation in the Company's share capital, in accordance with the liquidation procedures established by B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the bookkeeper institution of the Company's shares, as applicable.

The Reduction will become effective after the sixty (60) days period of opposition by creditors, beginning on the publication of the ESM minutes, as provided for in Article 174 of the Corporations Law.

The Company will disclose, in due course, the documents and procedures to be delivered and observed by non-resident shareholders, for tax purposes, including in relation to any withholding income tax (“IRRF”) on capital gains arising from the Reduction.

The Company will keep its shareholders and the market in general duly informed about the progress of the matter.

São Paulo, January 24, 2024.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

ri.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	January 24, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director